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                          UNITED STATES              OMB APPROVAL
              SECURITIES AND EXCHANGE COMMISSION    OMB Number:     3235-0145
                     Washington, D.C. 20549         Expires: October 31, 1994
                                                    Estimated average burden
                          SCHEDULE 13D               hours per response  14.90



               Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*

                            Corel Corp.
                          Name of Issuer)

                    Common shares without par value
                     (Title of Class of Securities)

                              218680-10-9
                             (CUSIP Number)

                             Michael O Reilly
           Corel Corp., 1600 Carling Avenue, Ottawa, Canada K1Z 8R7
                            (613) 728-0826
           (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                             November 1, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-I(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).

(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-I(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                SCHEDULE 13D

CUSIP No.  218680-10-9
--------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   87-0393339                                               Novell, Inc.
--------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) ___
                                                                 (b) ___
--------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------
4  SOURCE OF FUNDS*
                                                                      00
--------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)                                    ___
--------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                  Delaware
--------------------------------------------------------------------------
 NUMBER OF        7   SOLE VOTING POWER                          8,950,000

  SHARES       ------------------------------------------------------------
BENEFICIALLY      8   SHARED VOTING POWER                              -0-
OWNED BY       ------------------------------------------------------------
   EACH           9   SOLE DISPOSITIVE POWER                     8,950,000
REPORTING      ------------------------------------------------------------
PERSON WITH      10   SHARED DISPOSITIVE POWER                         -0-
               ------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                  8,950,000
---------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                     ___
---------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                       15%
---------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                                                                      CO
---------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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CUSIP NO. 218680-10-9

Item 1.  Security and Issuer.

This Schedule 13D relates to Common shares without par value, of Corel Corp., a Canadian corporation ("Corel"). The principal executive offices of Corel are located at 1600 Carling Avenue, Ottawa, Canada K1Z 8R7, telephone
(613) 728-0826.

Item 2.  Identity and Background.

This Schedule 13D is filed by Novell, Inc., a Delaware corporation, whose corporate address is 122 East 1700 South, Provo, Utah 84606. Novell is the leading netware software provider worldwide.

Item 3.  Source and Amount of Funds or Other Consideration.

Novell, Inc. acquired 9,950,000 shares of the Common shares without par value per share (the Shares) of Corel in exchange for certain assets associated with a line of software products known as WordPerfect and related products.

Item 4.  Purpose of Transaction.

Novell acquired the Shares in connection with its sale (the Sale) to Corel of a line of software products know as WordPerfect and related products. As a part of the Agreement, Novell is entitled to a nominee to the Board of Directors of Corel. (With this exception, Novell has no plans or proposals which relate to or would result in any of the items listed in Item 4.)

On October 24,  27, 28, 29, 30, 31, 1997, 51,300, 72,100, 301,600, 143,800,
48,000 and 383,200 shares, respectively were sold. Such shares were sold at an average price per day, per share of 5.02, 4.75, 4.42, 4.52, 4.25, 3.83, respectively.  All prices are listed in Canadian Dollars.
Item 5.  Interest in Securities of the Issuer.

       (a) As of the date of this Schedule 13D, Novell beneficially owns 8,950,000 shares of Corel Common shares or approximately 15 percent of the issued and outstanding shares of Corel's Common shares.

       (b) Novell has sole power to vote and dispose of 8,950,000 shares of Corel Common shares held of record in the corporation s name.

       (c) Other than as described above in response to Item 4 hereof, there were no Corel Common shares transactions effected by Novell during the 60-day period preceding the date set forth on the cover.

       (d)  Not applicable.

       (e)  Not applicable.

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CUSIP NO. 218680-10-9

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As noted under Item 4 above, as part of the agreement, Novell is entitled to a nominee to the Board of Directors of Corel.

Item 7.   Material to Be Filed as Exhibits.

   None.


                                   Signature
                                   ---------
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 1998


                                ____________________________________
                                Novell, Inc.
                                Betty DePaola, Assistant Corporate Secretary

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